International Sports and Media Group

October 27, 2005

Effie Simpson
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: International Sports and Media Group, Inc.; Response to Your Letter Dated September 12, 2005

In response to your comment letter dated September 12, 2005, International Sports and Media Group, Inc. provides you with the responses below.

Consolidated Statements of Operations, Page F-5

1.   We note that you recognized a gain on settlement of debt in 2003 in connection with the credit loan agreement with Broadleaf Capital Partners, as described in Management's Discussion and Analysis (page 12). Based on our review of the credit agreement filed as an exhibit on May 27, 2003 with Form 10-K for the year ended December 31, 2002, it appears that the lender was a shareholder of the company. In the event of a related party relationship, the extinguishment transaction between related parties should be recognized as a capital transaction. Please refer to the guidance in footnote 1 to APB Opinion 26. The extinguishment transaction between the company and individuals may result in a gain, assuming that these individuals are not related parties, officers or promoters. Revise the financial statements and disclosures in MD&A accordingly. If any gain is recognized, supplementally furnish us with details regarding your relationship with these individuals, and add detailed disclosure to describe all related facts and circumstances. We may have further comment upon reviewing your response.

RESPONSE:     The Company's transactions with Broadleaf Capital Partners were as follows:

•

On March 6, 2000, the Company entered into a Loan Agreement ("Credit Line Note") with Peacock Financial Corporation, later known as Broadleaf Capital Partners, a Nevada corporation ("Broadleaf"). Pursuant to this Agreement, Broadleaf extended the Company a line of credit in the aggregate amount of $500,000, whereby the Company could make draw downs from this amount until December 31, 2000. The line of credit accrued interest at a rate of 10% per annum. In connection with the Credit Line Note, the Company also agreed to allow Broadleaf the right to elect three of the Company's five directors. Further, pursuant to the line of credit, if the Company defaulted, the Company was required to issue Broadleaf common stock in an amount equaling 53% of the then issued and outstanding common stock of the Company, less any shares held by Broadleaf at the time. As an underwriting fee, the Company was to issue Broadleaf 1,250,000 shares of common stock.

•

At December 31, 2000, the Company was in default on the Credit Line Note. On April 5, 2002, the parties entered into an Amendment to the Loan Agreement, whereby Broadleaf agreed to extend the maturity date of the Credit Line for thirty days, with automatic renewals every thirty days until terminated with five days notice by Broadleaf. The Credit Line Note and amendment were filed as exhibits to the Company's Form 10-KSB for the year ended December 31, 2002, filed May 27, 2003.

•

In October 2003, the principal and interest due on the Credit Line Note was $966,915.89. In October 2003, the Company entered into a Settlement Agreement with Broadleaf whereby the company made a cash payment of $125,000, issued 100,000 shares of its restricted common stock, and granted 100,000 warrants with a strike price of $1.00 per share to Broadleaf in exchange for the full forgiveness of the Company's obligations to Broadleaf. At November 5, 2003, the company had 66,782,498 shares of common stock outstanding. The Company's stock transfer records show that Broadleaf owned approximately 829,868 shares common at the time of the Settlement Agreement or approximately 1.2% of the outstanding common stock. Further, no officer, director or other affiliate of Broadleaf was an affiliate of the Company. A copy of this settlement agreement accompanies this letter and will be filed with the Company's Form 10-QSB for the quarter ended Sept. 30, 2005. We will also include detailed disclosure in the Form 10-QSB for the quarter ended September 30, 2005 regarding this transaction.

          As such, Broadleaf Capital Partners was not a related party at the time of the extinguishment transaction as they owned less than 10% of the outstanding stock of the Company and did not control the board of directors or management. As such, we do not believe any revision regarding the gain in the financial statements or MD&A is necessary.

2.   Reference is made to the gain on sale of magazine. A gain (loss) from sales of assets should be included within gain (loss) from operations in accordance with the guidance in paragraphs 45 of SFAS 144 and footnote 68 of Staff Accounting Bulletin No. 104. Please revise or advise accordingly.

RESPONSE:     As per our conversations with the Commission, in response to Comment No. 2, we will make the appropriate adjustments and necessary disclosures with resulting impacts on our upcoming September 30, 2005 Form 10-QSB.

The financial disclosure will appear as Note 2-Restatement to the Financial Statements follows.

At the year ended December 31, 2004, the company omitted a gain (loss) from sales of assets in the form of the sale of magazine ($57,691) from the gain (loss) from operations. The corrected entry on December 31, 2004 and resulting impact on the consolidated Statement of Operations is:

INTERNATIONAL SPORTS AND MEDIA GROUP, INC.
Consolidated Statements of Operations

	For the Years Ended December 31,

	2004	2003

REVENUES

Consulting Revenue	$22,825	$10,000
Magazine-related revenues	-	4,308

Gain of sale of magazine		57,691

Total Revenues	22,825	71,999

EXPENSES

Payroll and payroll taxes	85,161	52,166
General and administrative	897,482	333,268
Consulting	515,399	878,586
Depreciation and amortization	123,287	11,393

Total Expenses	1,621,329	1,275,413

Loss From Operations	(1,598,504)	(1,203,414)

OTHER INCOME (EXPENSE)

Gain on settlement of debt	-	869,213
Loss on extinguishment of debt	(80,982)	-
Interest expense	(221,319)	(684,266)

Total Other Income (Expense)	(302,301)	184,947

NET LOSS	$(1,900,805)	$(1,018,467)

BASIC LOSS PER SHARE	$(0.03)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	64,149,829	$52,541,939

Form 10-Q for the quarter ended March 31, 2005

3.   We note that you did not present a statement of stockholders' equity. In the event there are material stock transactions during an interim period such as those described in Note 3-Material Events, you should present a statement of stockholders' equity to reflect these material transactions in interim financial statements.

RESPONSE:     A Statement of Shareholder Equity disclosing material stock transactions since the year ended December 31, 2004 was included with the June 30, 2005 Form 10-QSB as amended. A copy is included for your reference.

Note 3-Material Events

4.   Supplementally advise us and add disclosure to describe your accounting for the stock sold for cash that has not been issued.

RESPONSE: The agreement was in place and executed for $7,000 which equaled 466,666 shares of the company's common stock. However, at the time of the filing the actual shares had not been issued from the transfer agent. The certificates were then issued in the second quarter and reflected in the June 30, 2005 Form 10-QSB.

5.   We note that you borrowed $45,000 from various parties under various terms. Please specifically disclose each component and its terms, and identify related party transactions separately.

RESPONSE:     As per our conversations with the Commission, in response to Comment No. 5, we will make necessary disclosure on our upcoming September 30, 2005 Form 10-QSB.

          The disclosure will appear as follows.

Convertible Promissory Note:

          During the three months ended March 31, 2005, the Company was obligated under aggregate notes in the amount of $45,000 from various parties under various terms as follows:

          On December 8, 2004, the Company borrowed $5,000 from an unaffiliated person pursuant to a promissory note due May 23, 2005. Unpaid interest accrues annually at a rate of 12% per year until paid.

          On February 3, 2005, the Company entered into a promissory note agreement with an unaffiliated party for the principal amount of $3,000, payable with 12% annual interest. This note is due August 31, 2005.

          On February 17, 2005, the Company entered into a convertible note agreement with an unaffiliated party in the amount of $10,000, due within ninety days for a fee of $2,100. The principal of this note is convertible into common stock of the company at $.01 per share.

          On March 7, 2005, the Company issued a promissory note to an unaffiliated person for the principal amount of $9,000 plus 12% annual interest. This note is due August 31, 2005.

          On March 7, 2005, the Company issued a promissory note to an unaffiliated party for the principal sum of $10,000. The note accrues interest at 12% per annum and is due June 7, 2005.

          On March 30, 2005, the Company issued a promissory note to an unaffiliated party for $8,000, with 12% annual interest. This note is due August 31, 2005.

6.   We note that the website rights valued at $25,000 will be amortized over a five year period. However, the recognized depreciation and amortization expense does not appear to include the corresponding amount related to the website rights (25,000/5 yrs/12 X3mos). Supplementally advise us if the corresponding amortization was recognized, and how it was calculated.

RESPONSE:     The website is amortized over a five (5) year period. However, the calculated amount of $1,250 for the quarter was immaterial and was picked up in the second quarter.

Other

7.   We refer you to our previous comments to the financial statements for the year ended December 31, 2004 regarding gains from debt extinguishment. If you continue to believe that this gain is appropriate, supplementally advise us and add disclosure to the financial statements to describe the facts and circumstances that resulted in recognizing a gain from debt settlement. We may have further comment upon reviewing your response.

RESPONSE:          As per our conversations with the Commission, in response to Comment No. 7, we will make necessary disclosure in reference to the gain on our upcoming September 30, 2005 Form 10-QSB.

          Shogun Investment Group, Ltd elected to accept 2,000,000 shares of the Company's common stock valued at $40,000 in settlement of an $80,000 promissory note which would be a $40,000 gain on the original $80,000 note amount. Neither Shogun or its principals were related parties of the Company at the time of the transaction. The Company also agreed to enter into a consulting agreement with the principal of Shogun, whereby the Company would receive consulting services in exchange for 6,000,000 shares of common stock.

          It is in the interest of International Sports and Media Group, Inc. to fully disclose all information to shareholders in the greatest of detail available. The Company realizes it is responsible for the adequacy and accuracy of the disclosure in the filings. In addition, the Company acknowledges that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commissions from taking any action with respect to the filing. Furthermore, the Company realizes that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please contact the undersigned for any additional information.

Yan Skwara Chairman International Sports and Media Group, Inc.